UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 30, 2018 Husky Energy Inc. issued a press release announcing a proposal to acquire all the outstanding common shares of MEG Energy Corp. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: October 1, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

NEWS RELEASE Clagary, Alberta September 30, 2018

Husky Energy Proposes to Acquire MEG Energy for $11 per Share in Cash and Shares in Transaction Valued at $6.4 Billion

Delivers immediate 44% premium for MEG shareholders

Opportunity to participate in Husky’s dividend, currently yielding 2.2%, with potential for future increases

Accretive to Husky’s free cash flow, funds from operations and earnings while maintaining Husky’s strong balance sheet and low-risk profile

Expected $200 million in identified annual financial, operational and other synergies

Transaction will immediately deliver – and exceed – MEG’s announced Vision 2020 financial targets

Better prospects for share price performance, given increased scale and enhanced financial profile

Opportunity for employees to benefit from enhanced growth and development as part of a stronger, combined Canadian company

Husky intends to commence a takeover bid to bring offer directly to MEG shareholders

Husky to host conference call on Monday, October 1, 2018 at 6 a.m. MT (8 a.m. ET)

Husky Energy Inc. (TSX:HSE) (“Husky” or the “Company”) today announced a proposal to acquire all of the outstanding shares of MEG Energy Corp. (TSX:MEG) (“MEG”) for implied total equity consideration of approximately $3.3 billion. This proposal values MEG at an implied total enterprise value of $6.4 billion, including the assumption of approximately $3.1 billion of net debt.

Under the terms of Husky’s proposal, each MEG shareholder will have the option to choose to receive consideration per MEG share of $11 in cash or 0.485 of a Husky share, subject to maximum aggregate cash consideration of $1 billion and a maximum aggregate number of Husky shares issued of approximately 107 million. The share exchange ratio has been calculated based on Husky’s closing share price of $22.68 as of Friday, September 28, 2018, the last trading day prior to this proposal, implying a mix of $3.21 in cash plus 0.344 of a Husky share per MEG share on a fully pro-rated basis.

Husky’s proposal delivers an immediate 44 percent premium to the 10-day volume-weighted average MEG share price of $7.62 as of Friday, September 28, 2018 and a 37 percent premium to MEG’s closing price of $8.03 as of that date.

Together Husky and MEG will create a stronger Canadian energy company, headquartered in Calgary, Alberta. The transaction will be accretive to Husky’s free cash flow, funds from operations, earnings and production on a per share basis.

The combined company will have total Upstream production of more than 410,000 barrels of oil equivalent per day (boe/day) and Downstream refining and upgrading capacity of approximately 400,000 barrels per day (bbls/day), providing for increased free cash flow per share, production growth and a basis for potential future dividend increases.

“Husky is confident the proposed transaction is in the best interests of Husky and MEG shareholders, employees and stakeholders,” said CEO Rob Peabody. “However, to date, the MEG Board of Directors has refused to engage in a discussion on the merits of a transaction, giving us no option but to bring this offer directly to MEG shareholders.”

Husky Energy is Canadian-based integrated energy company. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE.

huskyenergy.com

While Husky remains prepared to engage in discussions with MEG’s Board of Directors to complete the transaction expeditiously for the benefit of MEG shareholders, it intends to commence an offer directly to MEG shareholders by way of a takeover bid so they can determine the future of their investment.

“Husky continues to deliver on our five-year plan – maintaining a strong balance sheet while reducing our cost structure, increasing our production and margins and improving our ability to generate free cash flow – we are uniquely positioned to deliver strong value to MEG shareholders,” said Peabody.

“Along our Integrated Corridor business, the physical integration of our Upstream and Downstream operations, including our committed pipeline capacity, shield us from location and quality differentials. In the Offshore business, our fixed-price contracts in Asia and high-netback Atlantic production provide for additional stability in funds from operations.”

Husky currently has more than 6,000 employees and contractors, plus an additional 2,400 skilled tradespeople working on maintenance and construction projects. The transaction will result in a stronger combined technical and operating team that can apply its expertise across a larger asset base.

The combined company will be an innovation leader in carbon capture and storage, energy efficiency, enhanced SAGD and diluent reduction technology, with greater opportunities to invest in advanced technologies that reduce CO2 emissions.

“We recognize the significant capabilities of MEG’s talented team,” added Peabody. “We believe MEG and Husky employees will benefit from substantial opportunities for growth and development as part of a stronger, combined Canadian company.”

In a time of increased market uncertainty, Husky believes the combined company will have an improved opportunity to accelerate new projects in Canada compared to two separate entities.

Now in its 80th year, Husky maintains a strong commitment to Alberta and to Canada, and the communities in which it operates. Husky is one of Canada’s largest private sector investors, with planned Canadian capital expenditures of more than $12 billion over its existing five-year plan. Ongoing investments include the West White Rose Project currently under construction in Newfoundland and Labrador, and a growing thermal program in Saskatchewan and Alberta.

STRATEGIC AND FINANCIAL BENEFITS

•	Premium to Market Price

•	44% premium to the 10-day volume-weighted average share price of MEG on Friday, September 28, 2018.

•	37% premium over MEG’s closing price of $8.03 on Friday, September 28, 2018.

•	Enhanced Shareholder Return Proposition With Lower Risk

•	Husky’s strong balance sheet will allow for more free cash flow to be directed towards cash returns to shareholders and growth investments.

•	MEG shareholders will benefit from investment-grade credit ratings and a lower cost of capital.

•	MEG shareholders will participate in Husky’s dividend yield, which is currently 2.2%, with potential for future increases as free cash flow improves.

•	Physical Integration, Expanded Market Access and High-Netback Offshore Operations Provide Stability in Funds From Operations

•	MEG is currently highly exposed to discounted heavy oil prices.

•	Husky’s pipeline network and refineries in Canada and the U.S. provide for more steady generation of funds from operations and protection from location and quality differentials.

•	MEG shareholders will gain exposure to Husky’s high-netback Offshore business and fixed-price contracts, providing more stability in funds from operations.

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•	$200 Million Per Year in Near-Term, Realizable Synergies

•	$100 million per year of expected financial synergies, including debt refinancing with more favourable terms.

•	$70 million per year of expected operational synergies, including additional margin capture through Husky’s Midstream and Downstream infrastructure and transportation commitments.

•	$30 million per year in other expected synergies, including reduction in combined corporate overhead and procurement savings.

•

Longer-term synergies include optimization of the combined capital spending program, deployment of technologies across the combined organization, combining best practices and operating expertise across a much larger asset base, and future investments to enhance Downstream integration.

•	Immediately Achieves and Exceeds MEG’s Announced 2020 Financial Targets

•	Optimize balance sheet: Expected 2019 net debt to EBITDA of less than 1.0 times, vs. MEG target of 2-3 times by 2020.

•	Advance technologies: A combined company can invest in a larger portfolio of technologies that can be applied across a much larger asset base.

•	Enhance business sustainability: The combined company will have a lower earnings break-even price of $40 per barrel US WTI and provide greater stability of free cash flow.

•	Maximize revenue per barrel: Husky’s integrated operations and expanded market access results in greater value capture and reduced exposure to differential volatility.

•	Generate free cash flow: The combined company will immediately generate free cash flow, which can be used for returns to shareholders and growth investments.

•	Significant Upside Through Stronger Combined Platform for Shareholder Value Creation

•	Despite having top quality assets and demonstrated production growth, MEG has failed to deliver value to shareholders.

•

The combined company will continue to create value as one of the top three Canadian thermal bitumen producers as it continues to advance its portfolio of high quality, high-netback thermal projects. Additionally, it will have significant refining capacity, pipeline transportation, storage and logistical assets, which help to shield it from location and quality differentials and support growth.

ACCRETIVE TO HUSKY ON ALL METRICS AT STRIP PRICING

Metrics[1]	Combined 2019F2	2019F Accretion/Share[2]	2020F+ Accretion/Share
Funds from operations (FFO)[3]	>$6 billion	0-5%	5-10%
Free cash flow[3]	>$1.5 billion	0-5%	10-15%
Upstream production	>410 mboe/day	15-20%	15-20%
Earnings break-even	$40/bbl
Net debt to FFO[3]	~1.0x

[1]	At Strip as of September 25, 2018: In 2019, WTI of $70.50 US/bbl and WTI-WCS differential of $26.26 US/bbl; In 2020, WTI of $66.45 US/bbl and WTI-WCS differential of $25.43 US/bbl.
[2]	Includes transaction and other one-time costs and assumes 50% of realizable annual synergies in 2019.
[3]	Non-GAAP measures; refer to advisory.

APPROVALS

The proposal has been unanimously approved by Husky’s Board of Directors. It is not subject to any due diligence, financing or Husky shareholder approval conditions. Husky expects that the proposed transaction will be completed in the first quarter of 2019, subject to receipt of all necessary regulatory approvals, including under the Investment Canada Act and the Competition Act.

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OFFER DETAILS

Full details of the Offer will be set out in the formal bid circular, which is expected to be filed on Tuesday, October 2, 2018 with the Canadian securities regulators, a copy of which will then be available at www.sedar.com. The Offer will be open for acceptance until 5 p.m. Eastern Time (3 p.m. Mountain Time) on Wednesday, January 16, 2019.

The Offer will be subject to certain conditions, including that the MEG shares tendered under the Offer constitute more than 66 2/3 percent of the shares of MEG then outstanding, on a fully-diluted basis. The Offer will also be conditional upon receipt of all necessary regulatory approvals, confirmation that the MEG shareholder rights plan will not adversely affect the Offer, no material adverse effect at MEG, and other customary conditions. The Offer will not be subject to any financing conditions, and the cash component of the Offer will be financed through Husky’s existing cash resources.

Copies of the Offer, once filed, will be available upon request made to Husky’s Senior Vice President, General Counsel & Secretary at 707 8th Avenue S.W. Calgary, Alberta, T2P 1H5, or telephone 403-298-6111.

ADVISORS

Goldman Sachs Canada Inc. is acting as financial advisor and Osler, Hoskin & Harcourt LLP is acting as lead legal advisor to Husky.

CONFERENCE CALL

Husky will host a conference call to discuss its proposal on Monday, October 1, 2018 at 8 a.m. ET (6 a.m. MT).

To listen live:	To listen to a recording (after 9 a.m. ET on Monday, Oct. 1)

Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340	Canada and U.S. Toll Free: 1-800-319-6413 Outside Canada and U.S.: 1-604-638-9010 Passcode: 2633 Duration: Available until November 1, 2018 Audio webcast: Available for 90 days at huskyenergy.com

ADDITIONAL INFORMATION

Husky’s letter to MEG’s Board Chair and the MEG Offer presentation will be posted at huskyenergy.com/bettertogether on Monday, October 1, 2018 at 6 a.m. ET (4 a.m. MT).

D.F. King has been retained as Information Agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-800-761-6707

Outside North America, Banks, Brokers and Collect Calls: 1-212-771-1133

Email: inquiries@dfking.com

Investor Relations Team:

Todd McBride

587-774-5923

Jon Gorrie

403-298-7436

4 HUSKY ENERGY INC.

Media Inquiries:

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

NO OFFER OR SOLICITATION

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire MEG securities and to issue securities of the Company will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and takeover bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF MEG SHARES

The Company intends to make the offer and sale of the Company’s shares in the acquisition subject to a registration statement covering such offer and sale to be filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. Such registration statement covering such offer and sale will include various documents related to such offer and sale. THE COMPANY URGES INVESTORS AND SHAREHOLDERS OF MEG TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH SUCH OFFER AND SALE OF THE COMPANY’S SHARES AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such registration statement, as well as other relevant filings regarding the Company or such transaction involving the issuance of the Company’s shares, at the SEC’s website (www.sec.gov) under the issuer profile for the Company, or on request without charge from the Senior Vice President, General Counsel & Secretary of the Company, at 707 8th Avenue S.W. Calgary, Alberta or by telephone at 403- 298-6111.

The Company is a foreign private issuer and permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Shareholders of MEG should be aware that owning the Company’s shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase and takeover bid circular may not describe these tax consequences fully. MEG shareholders should read any tax discussion in the offer to purchase and takeover bid circular, and holders of MEG shares are urged to consult their tax advisors.

A MEG shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because the Company is incorporated in Alberta, Canada, some or all of the Company’s officers and directors and some or all of the experts named in the offering documents reside outside of the United States, and all or a substantial portion of the Company’s assets and of the assets of such persons are located outside the United States. MEG shareholders in the United States may not be able to sue the Company or the Company’s officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE COMPANY’S SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEG shareholders should be aware that, during the period of the Offer, the Company or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

5 HUSKY ENERGY INC.

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward- looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “should”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to: the Company’s intention to commence a take-over bid in respect of the offer; the anticipated strategic, operational and financial benefits of the offer and that may result from a combination of the Company and MEG; the expected timing of completion of the transaction; potential future dividend increases; the expected timing of filing the takeover bid circular; and the Company’s expected capital expenditures over the five-year plan.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate, including the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, and the ability to integrate the Company’s and MEG’s businesses and operations and realize financial, operational and other synergies from the proposed transaction. Those assumptions and factors are based on information currently available to the Company about itself, MEG and the businesses in which they operate. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to the Company.

The Company’s Annual Information Form for the year ended December 31, 2017 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

6 HUSKY ENERGY INC.

NON-GAAP MEASURES

This news release contains references to the terms “total enterprise value”, “net debt”, “free cash flow”, “funds from operations”, “net debt to EBITDA” and “net debt to funds from operations”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance reported financial performance or position. These measures are useful complementary measures in assessing financial performance, efficiency and liquidity.

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares and preferred shares at a specific date, adding total debt and subtracting cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios.

Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Net debt is considered to be a useful measure in assisting management and investors to evaluate financial strength.

Free cash flow is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented to assist management and investors in analyzing operating performance by the business in the stated period. Free cash flow equals funds from operations less capital expenditures and investment in joint ventures.

Funds from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow – operating activities as determined in accordance with IFRS, as an indicator of financial performance. Funds from operations is presented to assist management and investors in analyzing operating performance of the Company in the stated period. Funds from operations equals cash flow – operating activities plus change in non-cash working capital.

Net debt to EBITDA is a non-GAAP measure that equals net debt divided by EBITDA. EBITDA equals net earnings (loss) plus finance expenses (income), provisions for (recovery of) income taxes, and depletion, depreciation and amortization. Net debt to EBITDA is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

Net debt to funds from operations is a non-GAAP measure that equals net debt divided by funds from operations. Net debt to funds from operations is considered to be a useful measure in assisting management and investors to evaluate the Company’s financial strength.

DISCLOSURE OF OIL AND GAS INFORMATION

The Company uses the term “barrels of oil equivalent” (or “boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

The Company uses the term “earnings break-even oil price” in this news release. Earnings break-even oil price reflects the estimated WTI oil price per barrel priced in US dollars for 2019 required in order to generate a net income of Cdn $0 over a 12-month period ending December 31. This estimate is based on holding several variables constant throughout the applicable 12-month period, including foreign exchange rate, light-heavy oil differentials, realized refining margins, forecast utilization of Downstream facilities, estimated production levels and other factors consistent with normal oil and gas company operations. Earnings break-even is used to assess the impact of changes in WTI oil prices on the net income of the Company and could impact future investment decisions. Actual results may differ materially. See “Forward-Looking Statements” above.

All currency is expressed in this news release in Canadian dollars unless otherwise indicated.

7 HUSKY ENERGY INC.